Exhibit 99.1

Pembina Pipeline Corporation Increases Dividend by 3.7 Percent

CALGARY, Aug. 9, 2013 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that its Board of Directors approved an 3.7 percent increase in its monthly dividend rate (from $0.135 per common share to $0.14 per common share) and declared a monthly dividend of $0.14 payable, subject to applicable law, on September 13, 2013 to shareholders of record on August 25, 2013. This dividend is designated an "eligible dividend" for Canadian income tax purposes. For non-resident shareholders, Pembina's dividends are considered "qualified dividends" and are subject to Canadian withholding tax.

Bob Michaleski, Pembina's Chief Executive Officer, commented: "We are very pleased to report an increase in our dividend, reflecting our continued commitment to enhance long-term returns for our shareholders. This increase demonstrates our ongoing confidence in the Company's solid fundamentals, growing and sustainable cash flows from existing businesses, and fee-for-service focused growth profile."

For shareholders receiving their dividends in U.S. funds, the August 2013 cash dividend is expected to be approximately U.S. $0.136 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.9706. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Confirmation of Record Date Policy

Pembina pays cash dividends in Canadian dollars on a monthly basis to shareholders of record on the 25th calendar day of each month (except for the December record date, which is December 31st), as and when determined by the Board of Directors. Should the record date fall on a weekend or a statutory holiday, the effective record date will be the previous business day.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates: pipelines that transport conventional and synthetic crude oil, condensate and natural gas liquids produced in western Canada; oil sands, heavy oil and diluent pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Relations
Hayley Nelson
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:38e 09-AUG-13